[redacted]

06003126

SEC ... MISSION

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH., D.C.
192

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53720

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E-Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Broadway
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Newfield — 212 - 509 - 4300 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York City	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Keith Newfield**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **E-Brokerage, LLC**, as of **December 31**, 20 **05**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Keith Newfield
Signature

Managing Member
Title

Donna D. Farrell
Notary Public

DONNA D. FARRELL
NOTARY PUBLIC, State of New York
No. 01FA4880676
Qualified in Suffolk County
Commission Expires Dec. 15, 20 06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E-BROKERAGE, LLC

Financial Statements
December 31, 2005

E-BROKERAGE, LLC

Table of Contents
December 31, 2005

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT

To the Member
E-Brokerage, LLC

We have audited the accompanying statement of financial condition of E-Brokerage, LLC as of December 31, 2005, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E-Brokerage, LLC at December 31, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 2, 2006

E-BROKERAGE, LLC

Statement of Financial Condition
December 31, 2005

ASSETS

Cash and Cash Equivalents	$ 261,349
Other Assets	510
	$ 261,859

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 3,000
Member's Equity	258,859
	$ 261,859

See notes to financial statements.

E-BROKERAGE, LLC

Statement of Operations
For the Year Ended December 31, 2005

Revenues	
Interest and dividends	$ 6,476
Expenses	
Occupancy cost - rent	7,600
Consulting fees	5,000
Professional fees	7,250
Other	14,717
	34,567
Net (Loss)	$ (28,091)

See notes to financial statements.

E-BROKERAGE, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2005

Member's Equity - January 1, 2005	$ 325,925
Member's Distributions	(38,975)
Net (Loss)	(28,091)
Member's Equity - December 31, 2005	$ 258,859

See notes to financial statements.

E-BROKERAGE, LLC

Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flows From Operating Activities	
Net (loss)	$ (28,091)
Adjustments to reconcile net (loss) to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivable from broker	59,447
Other assets	(85)
	31,271
Cash Flows From Financing Activities	
Member's distributions	(38,975)
(Decrease) in Cash and Cash Equivalents	(7,704)
Cash and Cash Equivalents - beginning of year	269,053
Cash and Cash Equivalents - end of year	$ 261,349

See notes to financial statements.

1 - ORGANIZATION AND BUSINESS

E-Brokerage, LLC (the "Company") was organized in October 2001 under the laws of the State of New York as a limited liability company. Under New York State law, members of the Company have limited personal liability for the Company's debts and obligations. The Company is registered with the Securities and Exchange Commission as a broker/dealer pursuant to the Securities Exchange Act of 1934.

Prior to April 1, 2004, the Company's principal business included executing securities transactions for customers as an introducing broker and principal trading securities on behalf of the firm's own account. All securities transactions were cleared through another broker/dealer (the "Clearing Broker") on a fully disclosed basis and, therefore, the Company was exempt from SEC Rule 15c3-3. During 2003, the Company ceased trading securities for its own account and subsequent to April 1, 2004, the Company ceased executing securities orders on behalf of customers. The Company is continuing to maintain its registration with the NASD and is currently evaluating its operations related to its future business model.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less, as well as money market mutual funds, to be cash equivalents.

b. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

c. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by the NASDAQ are recorded on a trade date basis as required by generally accepted accounting principles ("GAAP"). Commissions earned from other trading activities are recorded as transactions are closed between buyers and sellers.

d. ***Income Taxes*** – As of January 1, 2005, the Company became a single member limited liability company upon withdrawal of all other members. The Company is not subject to any federal, state and local income taxes as all taxable income and losses and relevant deductions flow through to the member individually. Therefore, no provision or liability for income taxes has been included in these financial statements.

e. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - COMMITMENTS AND CONTINGENCIES

The Company leases office space located in New York, New York on a month to month basis. Rent expense for the year ended December 31, 2005 was $7,600.

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts exceed the FDIC insurance limit of $100,000. The Company has not experienced any losses as a result of this policy. As of December 31, 2005, the Company's cash balances on deposit exceeded the insured limits by $162,374.

4 - NET CAPITAL REQUIREMENTS

The Company remains subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, and aggregate indebtedness ratio. At December 31, 2005, the Company had net capital, as defined, of $258,349, which was $158,349 in excess of its required net capital of $100,000.

E-BROKERAGE, LLC

Supplemental Information - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005 — *Schedule I*

COMPUTATION OF NET CAPITAL	
Total Member's Equity Qualified for Net Capital	$ 258,859
Deductions	
Non-allowable assets - assets not readily convertible to cash:	
Other assets	510
Net Capital	$ 258,349
COMPUTATION OF BASIS NET CAPITAL REQUIREMENT	
Computation of Aggregate Indebtedness	
Total liabilities	$ 3,000
Aggregate indebtedness	$ 3,000
Minimum net capital requirement - 6.67% of adjusted aggregate indebtedness	$ 200
Net Capital Requirement - under SEC Rule 15c3-1 - greater of minimum net capital requirement or $100,000	$ 100,000
Net Capital in Excess of SEC Rule 15c3-1 Requirement	$ 158,349
Ratio of Aggregate Indebtedness to Net Capital	.012 to 1

There were no material differences noted between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 as reported above and as contained in the unaudited FOCUS report dated January 26, 2006 as filed by the Company.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2005 in accordance with Rule 15c3-3(k)(2)(i).

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Member
E-Brokerage, LLC

In planning and performing our audit of the financial statements of E-Brokerage, LLC for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedure referred above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

To the Member
E-Brokerage, LLC
Page Two

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 2, 2006